FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                For June 5, 2002


                                   Regus plc
                (Translation of registrant's name into English)

                              3000 Hillswood Drive
                               Chertsey, KT16 0RS
                                    England
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                         Form 20-F  X            Form 40-F
                                   ---                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                         Yes                     No  X
                            ---                     ---


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                                   Regus plc

                               INDEX TO EXHIBITS

Item
----

1.        Press Release dated June 5, 2002.

















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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Regus plc


Date: June 5, 2002                             By: /s/ Stephen Stamp
                                                   ----------------------------
                                                   Name:  Stephen Stamp
                                                   Title: Group Finance Director



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                                                                          ITEM 1

5 June 2002

                                   Regus plc

                           Response to press comment

In response to recent press comment regarding its US operations, Regus confirms that it has been taking action to resolve the trading situation at its US subsidiary, which incurred losses of (pound)9.7 million in the quarter ended 31 March 2002. These actions included consideration of filing for Chapter 11, which could have assisted in the restructuring of the US subsidiary. However, following the successful restructuring of its leases with US landlords and the implementation of other cost control initiatives, the possibility of Chapter 11 is now considered remote.

Commenting, Mark Dixon, Chief Executive of Regus, said: "We have successfully repositioned our US business with the assistance and support of our US landlords, resulting in cash savings over the next twelve months of approximately $20 million. We believe our US business is now better placed to face the continuing challenges ahead in the US and, as a management team, we will continue to take all necessary actions on a global basis to drive Regus to improved profitability."


For further enquiries:

Regus plc                                                + 44 (0) 1932 895 138
Stephen Jolly

Financial Dynamics                                       + 44 (0) 207 269 7291
David Yates / Richard Mountain




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Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United
States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company's strategic alliances, a decline in the US or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus's area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus's financial condition, results of operation and liquidity, see "Risk Factors" and "Operating Results" of the Company's Annual Report on Form 20-F.